

ANTISENSE THERAPEUTICS

10 March 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 18 2005
WASH, D.C.
202
SECTION

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
10 March 2005	ASX	Antisense Therapeutics halts ATL1102 Phase 2a MS Trial	1

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary


05006714

Encl.

[SEC announcement 10 March 05.doc]



ANTISENSE THERAPEUTICS


SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2005
WASH, D.C.
202
SECTION

10 March 2005

Antisense Therapeutics halts ATL1102 Phase 2a MS trial

Company Plans to Convene Advisory Group to Consider Development Options

Although Antisense Therapeutics and the trial investigators are confident that the current ATL1102 Phase 2a trial is safe, in light of the recently announced safety issues associated with Tysabri®, the Company has decided to halt the current trial and to convene an advisory group to consider the potential development paths for ATL1102 which may include restarting a Phase 2 trial program.

On March 1, 2005 Antisense Therapeutics advised its shareholders of the decision by Biogen Idec and Elan Corporation to voluntarily suspend the marketing of their multiple sclerosis (MS) drug Tysabri® (antibody to VLA-4) based on reports of two cases of a serious (fatal) disease that occurred following treatment with Tysabri® in combination with Avonex® (Interferon beta-1a).

While Antisense Therapeutics' product is different from Tysabri® and is being trialed as a single agent, not in combination with other drugs, the relevance of the Tysabri® issue to Antisense Therapeutics is that ATL1102 is designed to target the same immune system protein (VLA-4) as Tysabri®. In assessing the impact of these events on the ongoing ATL1102 trial, the Company has been in consultation with its trial investigators and other appropriate advisors.

The Company will be reviewing its overall product development strategy which includes the prospect of advancing its product pipeline - ATL1103 for growth and sight disorders and ATL1102 as an inhaled asthma treatment.

The Company would also like to take this opportunity to advise its shareholders that its lead psoriasis project, ATL1101, continues on track having commenced dosing of patients in the proof of concept clinical trial underway at Royal Adelaide Hospital.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Its two most advanced projects target Multiple Sclerosis (ATL1102), and Psoriasis (ATL1101).

ANP plans to commercialise its pipeline via licensing/collaboration agreements with major biotechnology and pharmaceutical companies.

ANP's major shareholders include Circadian Technologies Limited, Isis Pharmaceuticals Inc and Queensland Investment Corporation.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999